Exhibit 99.2

Dear Enzo Biochem, Inc. Shareholder:

I am writing to you following my nomination for election to the Board of Directors (the “Board”) of Enzo Biochem, Inc. (“Enzo” or the “Company”) by one of its largest shareholders, Roumell Asset Management, LLC (“Roumell”). I have no affiliations with Enzo or Roumell, and I agreed to the nomination to the Board to serve as an independent director.

For some background, I started my career as a certified public accountant, working for about ten years in heavy manufacturing industries. However, I found the underlying businesses unexciting, looked for a change and thereafter started working in health care – more specifically biotechnology drug development and diagnostics. Fortunately for me, accounting, financial management and general management skills are relatively transferrable between industries. All of the health care companies for which I’ve worked have been small, with fewer than 150 employees, and in high-risk areas of the business seeking to bring new technology or products to market.

I have now been working in this industry for twenty-five years. Most of my roles have been in management at public companies, and, after progressing through the ranks, they have generally been as chief financial officer over the last twenty years. I am now a consultant, with management-level roles or business financial advisory roles. I have worked closely and collaboratively with the boards of directors at every company where I have been employed or engaged as consultant. I have served on the boards of directors of some of the companies for which I have consulted, after my consulting agreement with such companies terminated. I have also been nominated by various shareholders, and have served on a board of directors when management took the company into new directions unsupported by shareholders.

If appointed to the Board, my first priority would be to understand the internal business plan of the Company, and determine how it is designed to add value to shareholders – and then assess with the rest of the Board whether that internal business plan is in fact what is most likely to work. Without access to this plan, it certainly appears that Enzo’s disparate lines of business within health care have not provided synergies that have benefited shareholders. So, perhaps what has been in place for many years is in need of an overhaul.

Also, overall governance must be addressed and changed quickly. At the last annual meeting of shareholders of the Company, shareholders nominated two directors, who were elected by shareholders to the Board. However, within days of the recent and unexpected resignation of such independent shareholder-nominated directors, the remaining members of the Board chose to both replace the independent directors without shareholder input and to manipulate the date by which shareholders could make nominations, effectively defeating the intent of proven oversight principles. Additionally, management compensation and its Board supervision need immediate addressing and alignment with shareholder interests. Further, the overall cost structure of the Company needs attention, as does the value of intellectual property and the potential for alliances with other companies in the industry.

I would be both honored and pleased if elected to the Board, and work hard alongside Edward Terino and the other Board members to represent all shareholders’ interests and to add value to the Company. It is apparent that financial management knowledge and financial management experience are not strengths of the Board, and I would bring needed skills in this area to the Company. I hope for and look forward to your support in the upcoming election.

Best regards,

Matthew M. Loar